Arabian American Development Company
1600 Hwy 6 S, Suite 240
Sugar Land, TX  77478
(409) 385-8300

July 15, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Messrs. H. Roger Schwall and Chris White

Re:           Arabian American Development Company
Form 10-K for the Fiscal year Ended December 31, 2008
Filed March 15, 2009
Response letter dated May 19, 2010
File No. 1-33926

Dear Mr. Schwall and Ms. Eisen:

Please accept this letter as Arabian American Development Company’s (the “Company”) response to your letter dated July 1, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Directors and Officers of the Registrant, page 46

1.
We note your response to our prior comment four in our letter dated May 27, 2010.  Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Nicholas Carter should serve as a director, in light of your business and structure.  See Item 401(e) of Regulation S-K.

Response:  We propose to amend the narrative illustrated in our May 19, 2010 letter as follows:

 “Mr. Nicholas N. Carter, a U.S. citizen and the President and Chief Executive Officer of the Company since July 2009, is a 1975 graduate of Lamar University with a Bachelor of Business Administration Degree in Accounting.  Mr. Carter has been a Certified Public Accountant since 1977.  He worked at the Sabine River Authority of Texas as a Project Accountant from 1973 to 1975.  From 1975 to 1977 he was a Staff Accountant with Wathen, DeShong and Company, CPA's.  ~~In 1977 he joined South Hampton as Controller.  His job titles with the Company include 1979, Facility Manager at TOCCO, 1982, Treasurer of TOCCO, 1987, President of South Hampton. In 2007 he added the title of Executive Vice President of Arabian American Development Co. in addition to the petrochemical duties.  He was named to his current position in 2009 and~~ From 1977 until the present Mr. Carter has been employed by the Company in a succession of positions with increasing and broader operating responsibilities, as follows; 1977-1979, Controller of South Hampton; 1979 to 1982, Facility Manager at a ship dock and terminal facility owned by TOCCO; 1982 to 1987, Treasurer of TOCCO; 1987 to 2009, President of South Hampton; and 2007 to 2009, Executive Vice President of Arabian American Development Co.  This succession of positions with the Company gave Mr. Carter broad experience and knowledge in both the operations and finances of the Company, and in 2009 he was named to his current position, and also retains the petrochemical duties.

Mr. Carter also serves as a Director and President of Pioche Ely Valley Mines, Inc. of which the Company owns 55% of the outstanding stock.  Mr. Carter was appointed to the Board of AMAK in February 2009.”

Executive Compensation, page 48

2.	Comments 3 through 11 and the related page references relate to the draft disclosure provided as Attachment A to your response letter dated May 19, 2010.

3.
We note that certain portions of your proposed disclosure do not appear to be consistent with the disclosure that you provided in your annual report on Form 10-K for the fiscal year ended December 31, 2009.  For example, you state at page 51 in your annual report on Form 10-K with respect to incentive compensation that there is no set formula for granting awards to company executives.  However, this does not appear to be consistent with your disclosure regarding the 2009 Executive Cash Bonus Plan that you describe in your proposed disclosure.  Please advise.

Response:  In reviewing the disclosures contained on pages 50 and 51 of our 2009 Form 10-K, and those proposed in our May 19, 2010 letter, we realize that there may appear to be some inconsistencies as the result of poor drafting.

Although the Compensation Committee did not have a written plan (a “formal plan”) for incentive compensation in place during 2009, consistent with its method in 2008 the Committee determined the total award of incentive compensation based on the Company’s performance as compared with its 2005 performance.  See page 50, “Incentive Compensation” on the Company’s 2009 Form 10-K.

The statement on page 51 of the Company’s 2009 Form 10-K that “There is no set formula for granting awards to Company executives or employees, although the Compensation Committee is working towards that goal,” may have conveyed the wrong impression, i.e., that the Committee had no formula or method.  The intent of that disclosure was to indicate that the Committee did not have a formal written formula, but that, consistent with the method used in 2008, the Committee used 2005 as the base year for comparison purposes.

In the Company’s May 19, 2010 response letter, we attempted to express the comparison in a formula in an attempt to better comply with the new CD&A rules.  For example, in 2005 Income Before Tax Expense (“IBT”) was approximately $10.95 million and executive bonuses totaling $97,994 were awarded (0.89% of IBT).  In 2009 IBT was approximately $10.97 million and executive bonuses totaling $130,000 were awarded (1.19% of IBT), excluding $31,500 in retirement bonus compensation payable to Mr. El Khalidi. The Committee has recently retained a compensation consultant to assist with the development of a written compensation policy for 2010 that will hopefully enhance shareholder value by encouraging executives to meet measurable goals and objectives, and which avoids the creation of incentives that can affect the Company’s risk and management of that risk.

4.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:  We have not concluded that disclosure in response to Item 402(s) of Regulation S-K is unnecessary and respectfully apologize for omitting same.  The following disclosure is proposed:

“The Compensation Committee determines whether the Company’s compensation policies and practices could result in inappropriate risk-taking. Based on the Committee’s assessment, the Committee does not believe that the Company’s compensation policies and practices create any material adverse risks for the Company for the following reasons.

Inappropriate risk-taking is discouraged by awarding annual bonuses and stock option grants to executives after the Company’s earnings performance for the entire fiscal year is determined.  Awards of annual bonuses and stock option grants for a given year are only made during the first quarter of the subsequent year.  This practice means that 100 percent of annual bonus and stock option grants are delayed and at risk to the executives based on the actual company wide net operating performance of the Company. No awards of annual bonuses and stock option grants for a given year are based on matrices such as revenue or operating results of particular transactions or units, which would create the potential that personnel might take actions that benefit that matrix in the short-term while exposing the Company to inappropriate risk. Significantly, stock option grants to executives have a minimum two year vesting period from the grant date which further discourages inappropriate risk-taking.”

Introduction, page 1

5.
Please provide the information required by Item 402 of Regulation S-K for Mr. El Khalidi.  See Item 402(a)(3) of Regulation S-K.  For example, please disclose why you determined to grant him $31,500 as retirement bonus compensation and describe the other arrangements that relate to payments due in connection with his retirement.

Response:  We propose to amend the narrative illustrated in our May 19, 2010 letter by adding the following:

“Pension Benefits

Name	Plan name	Number of years credited service	Present value of accumulated benefit ($)	Payments during last year($)
Hatem El Khalidi, President and Chief Executive Officer until June 30, 2009, Director	Retirement Agreement (1)	42	$851,000	$0
	Retirement Bonus (2)	42	31,500	0
	Saudi Arabian Termination Benefits (3)	42	42,876	277,124
Total			$925,376	$277,124

(1)
In January 2008 the retirement agreement entered into in February 2007 with Mr. El Khalidi, then President of the Company, was modified.  The new agreement provides for $6,000 per month in benefits to Mr. El Khalidi upon his retirement for the remainder of his life.  Additionally, upon his death $4,000 per month will be paid to his surviving spouse for the remainder of her life.  A health insurance benefit is also provided.  An additional $382,000 was accrued in January 2008 for the increase in benefits.  A short-term liability of $36,000 is included in accrued liabilities and a long-term liability of approximately $815,000 based upon an annuity single premium value contract was outstanding as of December 31, 2009, and is included in post retirement benefits. Assumptions used for the amortization of post retirement benefits were a life expectancy of 6.8 years for Mr. El Khalidi and 15.8 years for Ms. El Khalidi with a discount rate of 1.62%.  Life expectancies were taken from the 2004 Life Table for the total U.S. population as published under the National Vital Statistics Reports.  In June 2009 the Company’s Board of Directors voted to amend the retirement benefit by allowing a yearly cost of living adjustment to be applied to the agreement based upon the Consumer Price Index which is published annually.  Expense recognized in relation to this adjustment was approximately $21,000 based upon the Consumer Price Index published on January 15, 2010, of 2.7%.  See NOTE 21 – POST RETIREMENT OBLIGATIONS on page F-36 in our annual report on Form 10-K.

(2)
While there is no written policy regarding retirement bonus compensation, the Company has historically awarded all employees (regardless of job position) a retirement bonus equal to $750 for each year of service.  Since Mr. El Khalidi was employed by the Company for 42 years, the Board of Directors voted to award him a $31,500 retirement bonus, consistent with that provided to all other retired employees.

(3)
Employer termination benefits required by the Saudi Labor and Workman Law provide for termination benefits equal to one-half month’s total compensation for each year of service for the first five years and one month’s total compensation for each subsequent year of service.  Since Mr. El Khalidi was employed by the Company in Saudi Arabia for 42 years, under Saudi law the total accrued termination benefits due were $320,000 of which approximately $43,000 remained outstanding to Mr. El Khalidi as of December 31, 2009.”

Cash Incentive Bonuses, page 3

6.
We note that you allocated $130,000 in bonuses in the first quarter of 2010.  Please disclose how you determined the amounts to be paid to each named executive officer other than your chief executive officer.

Response:  We propose to amend the narrative illustrated in our May 19, 2010 letter by adding the following:

“The Company’s chief executive officer made recommendations to the Compensation Committee regarding bonus amounts for the other executive officers subject to an aggregate cap of $130,000 based on his evaluation of overall job performance by the other executives.  The Compensation Committee then considered and approved these recommendations. The factors considered by the chief executive officer in making his recommendations were the overall performance of the Company within the economic climate affecting its operations,  the individual performance of the particular executive, and the executives’ current relative base salary levels. The chief executive officer did not use pre-established formulas or goals in formulating the recommended bonuses.”

Peer group, page 4

7.
We note your statement that “the Compensation Committee utilized a small peer group of similarly sized companies as a reference for determining competitive total compensation packages for our Executives.”  Please specify how each element of compensation relates to any data you analyzed from the comparator companies.  Include a discussion of whether you target each element of compensation against the peer companies and where actual payments fall within targeted parameters.  To the extent actual compensation fell outside a targeted percentile range, please explain why.  See generally Item 402(b)(2)(xiv) and Item 402(b)(1)(v) of Regulation S-K.  See also Regulation S-K Compliance and Disclosure Interpretation 118.05 for further assistance.

Response:  Below is a table comparing each element of compensation with the peer companies.  The Company would like to be in the 50th percentile or lower of the peer company group for total compensation.  As depicted in the table, the majority of the peer companies pay significantly higher salaries and bonuses, as well as greater stock and option awards than does the Company.  The only element of compensation which is utilized by the Company, but not the peer companies, is Profit Sharing.  As noted on page 5 of Attachment A to the May 19, 2010 response letter, this program is available to all South Hampton employees, is based on South Hampton’s quarterly performance, and allows South Hampton to compensate employees with additional pay only when profits are adequate.  If compensation from the Profit Sharing program is added to the Company CEO and CFO Salary and Bonus, the total is approximately 35-40 percent less than the total of average Salary and Bonus for peer company CEOs and CFOs.  The Company understands that the usefulness of the peer company comparison analysis depends significantly on the composition of the peer company group.  A compensation consultant was recently retained and there is a distinct likelihood that the peer company group as determined by the Company will undergo significant revision in the future.

		Crosstex	Global		KMG			Adams	Synthesis	American		Sterling		Arabian
		Energy	Partners	Rentech	Chemicals	Syntroleum	Penford	Resources	Energy	Pacific	Sulphco	Chemicals	Average	American	Difference

CEO	Salary	$435,000	$800,000	$417,500	$339,454	$260,000	$550,000	$399,807	$270,000	$495,045	$300,000	$411,667	$425,316	$234,837	$(190,479)
	Bonus	$435,000	$0	$452,520	$500	$0	$0	$77,000	$146,000	$0	$0	$0	$101,002	$60,000	$(41,002)
	Profit sharing	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$42,552	$42,552
	Stock awards	$1,117,712	$1,147,261	$411,175	$88,981	$0	$328,786	$0	$0	$56,250	$0	$0	$286,379	$0	$(286,379)
	Option awards	$0	$0	$161,924	$29,455	$0	$311,104	$0	$686,437	$110,988	$77,706	$0	$125,238	$0	$(125,238)
	Other	$45,327	$80,313	$30,630	$11,516	$11,000	$45,921	$27,700	$0	$27,916	$7,350	$21,563	$28,112	$14,090	$(14,022)

CFO	Salary	$315,000	$578,000	$296,500	$193,345	$175,000	$345,000	$193,154	$155,000	$210,738	$250,000	$199,436	$264,652	$142,208	$(122,444)
	Bonus	$315,000	$115,000	$249,480	$500	$0	$0	$30,000	$62,000	$0	$0	$0	$70,180	$30,000	$(40,180)
	Profit sharing	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$32,715	$32,715
	Stock awards	$983,587	$803,081	$91,590	$45,480	$0	$164,393	$0	$0	$24,964	$0	$0	$192,100	$0	$(192,100)
	Option awards	$0	$0	$0	$0	$0	$201,185	$0	$64,101	$30,260	$9,010	$0	$27,687	$0	$(27,687)
	Other	$37,120	$40,184	$62,628	$6,093	$11,000	$21,488	$13,589	$0	$17,103	$7,350	$42,100	$23,514	$8,533	$(14,981)

VP	Salary	$285,000	$376,000	$351,500	$210,684		$260,000	$245,336	$180,000	$251,849	$225,000	$220,100	$236,861	$227,500	$(9,361)
	Bonus	$385,000	$50,000	$158,175	$500		$0	$47,250	$72,000	$0	$0	$0	$64,811	$40,000	$(24,811)
	Profit sharing	$0	$0	$0	$0		$0	$0	$0	$0	$0	$0	$0	$32,652	$32,652
	Stock awards	$983,587	$630,998	$274,961	$49,295		$109,595	$0	$0	$24,964	$0	$0	$188,491	$0	$(188,491)
	Option awards	$0	$0	$84,201	$0		$161,314	$0	$0	$15,130	$0	$0	$23,695	$0	$(23,695)
	Other	$32,370	$48,963	$40,525	$7,423		$26,573	$11,364	$0	$10,958	$7,350	$14,872	$18,218	$13,650	$(4,568)

Cash and Other Components, page 5

8.	Please disclose how you determined the amounts awarded to each of your named executive officers under the South Hampton profit sharing program for your fiscal year ended December 31, 2009.

Response:  We propose to amend the narrative illustrated in our May 19, 2010 letter by adding the following:

“The chief executive officer of the Company determines the overall amount to be awarded to the executive officers and all other employees of South Hampton quarterly, based on South Hampton’s profitability, cash flow and foreseeable capital expenditure requirements.  The amount of the total award allocated to each executive officer, and to each employee, is then based on (i) current base salary and pay levels, (ii) instances of individual superior performance, and (iii) instances of individual sub-standard performance.  South Hampton has a wide range of salary and pay levels, and in general employees at the lower end of the pay scale will be granted higher awards as a percentage of their base pay.  The chief executive officer does not use pre-established formulas or goals in determining the total profit sharing award or the allocation of that total award among the individual executives and employees.  However, a detailed history of past awards and calculations is kept for reference and consistency.”

2009 Summary Compensation Table, page 5

9.
Please provide the information specified in Item 402(c) of Regulation S-K in the tabular format specified in such item.  For example, we note your inclusion of an additional column titled “Profit Sharing.”

Response:  Please see revised 2009 Summary Compensation Table.

“2009 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Award(s) ($)	Option Award(s) ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($) (3)(4)(5)(6)	Total ($)
Hatem El Khalidi President and Chief Executive Officer until June 30, 2009, Director	2009	$36,000	$31,500	--	$186,288	--	--	$40,000	$293,788
	2008	$72,000	--	--	--	--	--	$8,000	$80,000
	2007	$72,000	--	--	--	--	--	$8,000	$80,000
Nicholas N. Carter President and Chief Executive Officer since July 1, 2009; previously Executive Vice President and Chief Operating Officer	2009	$234,837	$60,000	--	--	--	--	$56,642	$351,479
	2008	$209,918	--	$99,800	--	--	--	$41,260	$350,978
	2007	$172,059	$50,000	$66,000	--	--	--	$56,830	$344,889
Connie J. Cook Chief Accounting Officer	2009	$142,208	$30,000	--	--	--	--	$41,248	$213,456
	2008	$133,009	--	$49,900	--	--	--	$34,124	$217,033
	2007	$108,500	$25,000	$33,000	--	--	--	$51,595	$218,095

Mark D. Williamson Vice President of Marketing, Petrochemical Company	2009	$227,500	$40,000	--	--	--	--	$46,302	$313,802
	2008	$240,705	--	$49,900	--	--	--	$40,585	$331,190
	2007	$190,393	$25,000	--	--	--	--	$56,447	$271,840
Gerardo Maldonado, Account Representative, Petrochemical Company	2009	$192,543	--	--	--	--	--	$35,990	$228,533
	2008	$179,158	--	--	--	--	--	$25,389	$204,547
	2007	$142,443	--	--	--	--	--	$32,873	$175,316
Marvin Kaufman Manager of Manufacturing, Petrochemical Company	2009	$130,532	--	--	--	--	--	$29,742	$160,274
	2008	$122,603	--	--	--	--	--	$20,466	$143,069
	2007	$112,534	--	--	--	--	--	$28,278	$140,812

____________________________
(1)
Includes $31,500, $0 and $0 in retirement bonus compensation for the fiscal years ended December 31, 2009, 2008, and 2007, respectively, that was deferred at the election of Mr. El Khalidi.  All present deferred compensation owing to Mr. El Khalidi aggregating $31,500 is considered, and future deferred compensation owing to Mr. El Khalidi, if any, will be considered payable to Mr. El Khalidi on demand.

(2)
Restricted stock option awards include the aggregate grant date fair value of such awards granted in the fiscal year indicated computed in accordance with ASC 718.  For a discussion of the assumptions we made in valuing the stock and option awards, see “Note B (17)—Significant Accounting Policies—Stock-Based Compensation” and “Note (H)—Stock-Based Compensation” in the notes to our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(3)
Includes $4,000, $8,000, and $8,000 in termination benefits for each of the fiscal years ended December 31, 2009, 2008, and 2007, respectively, that was accrued for Mr. El Khalidi in accordance with Saudi Arabian employment laws. The total amount of accrued termination benefits due to Mr. El Khalidi as of December 31, 2009, was $42,878.

(4)
Includes $36,000, $0, and $0 in accrued retirement benefits for each of the fiscal years ended December 31, 2009, 2008, and 2007, respectively, that was deferred at the election of Mr. El Khalidi.  The total amount of accrued retirement benefits due to Mr. El Khalidi as of December 31, 2009, was $36,000.

(5)	Includes amounts as shown for Executives that were contributed on the employee’s behalf into the Company’s 401(k) plan. Mr. El-Khalidi did not participate in the Company’s 401(k) plan.
(6)
Includes $42,552, $28,665, and $46,506 in profit sharing for each of the fiscal years ended for Nicholas N. Carter; $32,715, $26,143, and $45,085 in profit sharing for each of the fiscal years ended for Connie J. Cook; $32,652, $26,143, and $45,023 in profit sharing for each of the fiscal years ended for Mark D. Williamson; $24,437, $14,640, and $24,327 in profit sharing for each of the fiscal years ended for Gerardo Maldonado; and $21,910, $13,110 and $21,526 in profit sharing for each of the fiscal years ended for Marvin Kaufman.”

2009 Non-Employee Director Compensation, page 8

10.
Include a footnote describing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in the notes to your financial statements included in your annual report on Form 10-K.  See the Instruction to Item 402(k) of Regulation S-K, indicating that the Instruction to Item 402(c)(2)(v) and (vi) applies equally to Item 402(k).

Response:  The Company will add the following footnote under the table entitled “2009 Non-Employee Director Compensation” on page 8.

“(4)
Stock option awards include the aggregate grant date fair value of such awards granted in the fiscal year indicated computed in accordance with ASC 718.  For a discussion of the assumptions we made in valuing the stock and option awards, see “Note B (17)—Significant Accounting Policies—Stock-Based Compensation” and Note (H)—Stock-Based Compensation” in the notes to our consolidated financial statements contained herein”

11.
Disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of your directors, as required by the Instruction to Item 402(k)(2)(iii) and (iv).

Response: The Company will add the following table:

The following table presents information concerning outstanding equity awards held by the directors as of December 31, 2009.

	Option awards					Stock awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option Expiration date	Number of Shares or units of stock that have not vested (#)	Market value of shares or unites of stock that have not vested (#)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Ghazi Sultan	7,000	--	--	$1.39	01/01/19
Mohammed Al Omair	7,000	--	--	$1.39	01/01/19
Robert Kennedy	7,000	--	--	$1.39	01/01/19
Charles Goehringer, Jr.	7,000	--	--	$1.39	01/01/19

Review, Approval or Ratification of Transactions with Management and Others, page 60

12.
We note your response to our prior comment 7 in our letter dated May 7, 2010.  Please provide us with draft disclosure that you intend to include in your filing in connection with the requirements of Item 404(b) of Regulation S-K.  Your response should not be limited to disclosure related to Item 404(b)(1)(ii), as it appears from your response that you should also revise your disclosure with respect to Item 404(b)(1)(iii) and (iv).

Response:  The following disclosure is proposed:

“Review, Approval or Ratification of Transactions with Management and Others

The Company’s Code of Ethics for Senior Financial Officers addresses conflicts of interest and is available on our website.  Our principal executive officer, principal financial officer, principal accounting officer and controller, and persons performing similar functions are required to abide by this code by avoiding activities that conflict with, or are reasonably likely to conflict with, the best interests of the Company and its stockholders.  Personal activities, interests, or relationships that would or could negatively influence judgment, decisions, or actions must be disclosed to the Board with prompt and full disclosure for Board review and/or action.  We also solicit information from our directors and executive officers annually in connection with preparation of disclosures in our proxy statement.  These questionnaires specifically seek information pertaining to any “related-person” transaction.

The Company’s Amended and Restated Audit Committee Charter provides that the Audit Committee, comprised of independent directors, will review and if appropriate approve all related party transactions.  As of the December 31, 2009, although the Audit Committee did not have a written policy, it applied the following standards when addressing related party transactions:

(i)	whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

(ii)	whether there are business reasons for the Company to enter into the related party transaction;

(iii)	whether the related party transaction would impair the independence of an outside director; and

(iv)
whether the related party transaction would present an improper conflict of interests for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or related party, the direct or indirect nature of the director's, executive officer's or related party's interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the Audit Committee deems relevant.

The Audit Committee will formalize in writing its procedure for addressing related party transactions in 2010.”

Financial Statements

13.
We have reviewed your response to prior comment 9 in our letter dated May 7, 2010, and request that you revise your disclosure to fully clarify the impact of applying the cost method of accounting to your investment in AMAK beginning in August 2009, as follows.

a.
Please remove your disclosure of proven and probable reserves at the top of page 8, along with any quantification of AMAK’s reserves elsewhere in your filing, as you no longer have control or significant influence over AMAK or these reserves.  You should also disclose here, if true, that any cash flows to be derived

a.	by you from AMAK would be in the form of cash dividends declared by AMAK’s board of directors, over which you exercise no significant influence.

Response:  The Company will remove disclosure of proven and probable reserves along with any quantification of AMAK’s reserves elsewhere in its 2009 Form 10-K.  The following disclosure is proposed regarding cash flows from AMAK:

“The Company’s investment in AMAK will produce cash flows to the Company at such time as AMAK pays dividends.  The Company anticipates that AMAK may have the ability to begin paying dividends once it has commenced commercial operations, and its cash flows from those operations are sufficient to pay dividends after AMAK first services its $100 million credit facility and AMAK’s Board of Directors sets aside cash for required statutory reserves and any other reserves its Board of Directors believes are necessary and appropriate. Since the Company has no significant influence over AMAK’s Board of Directors, the amount and timing of the dividends the Company receives from AMAK will be controlled by the other investors in AMAK.”

b.
Please expand your discussion at the bottom of page 7 to include an analysis of how and why you currently lack significant influence and how your lack of influence will impact AMAK and you going forward.

Response:  The following disclosure is proposed:

“Initially, the Company accounted for its using the equity method of accounting under the presumption that since it owned more than 20% of AMAK, the Company would have the ability to exercise significant influence over the operating and financial policies of AMAK.  AMAK’s bylaws require that audited financial statements for each year ended December 31 be submitted to its stockholders by June 30 of the following year.  As a result, the Company had expected to obtain the audited financial statements of AMAK by June 30, 2009, and in addition the Company expected to be able to secure the cooperation of AMAK and its auditors in converting those financial statements from generally accepted accounting principles in Saudi Arabia (“Saudi GAAP”) to U.S. generally accepted accounting principles (“U.S. GAAP”).  However, by August 2009, no financial statements of AMAK had been produced.  In May 2010, the Company received a draft of the 2009 financial statements of AMAK prepared under Saudi Arabian GAAP.  At that time the Company introduced a resolution at a meeting of the AMAK Board of Directors that would have required AMAK to produce the annual and quarterly financial statements prepared in accordance with U.S. GAAP which the Company required in order to apply the equity method of accounting for the investment.  The resolution was defeated as the result of the casting of the tie breaking vote held by the Saudi Chairman of the Board.  Consequently, the Company concluded that since August 2009 it no longer had significant influence over the operating and financial policies of AMAK, and the Company changed to the cost method of accounting for its investment in AMAK.  The Company recorded its cost method investment in AMAK at the carrying amount of its equity method investment at the date the method of accounting was changed.  Also see risk factor disclosure titled “Inability to significantly influence AMAK activities” on page 18.

Going forward, the lack of ability to exert significant influence basically means that the Company holds a passive ownership interest in AMAK.  The AMAK Saudi directors have taken the lead in dealing with: (i) the various contractors who are constructing the underground and above ground mining facilities, (ii) personnel issues, (iii) credit facilities from third party lenders, and (iv) consultants assisting in various phases of mine development.  The Company believes that it has developed a good working relationship with the other AMAK stockholders and feels comfortable with allowing the AMAK Saudi directors to oversee the operation, especially since the project is located in their region and they are better qualified to deal with cultural issues and other unique aspects of doing business in Saudi Arabia.  Periodically the Company makes suggestions as to how the operation could be improved and generally the AMAK Saudi directors have been receptive to these ideas.”

c.
Please add an additional discussion in your Business section clarify how you anticipate your investment in AMAK will generate cash flows, your understanding of when and under what circumstances you will receive cash flows, and how you intend to evaluate this investment for impairment in the future.

Response:  The following disclosure is proposed:

“Cash Flows from AMAK

The Company’s investment in AMAK will produce cash flows to the Company at such time as AMAK pays dividends.  The Company anticipates that AMAK may have the ability to begin paying dividends once it has commenced commercial operations, and its cash flows from those operations are sufficient to pay dividends after AMAK first services its $100 million credit facility and AMAK’s Board of Directors sets aside cash for required statutory reserves and any other reserves its Board of Directors believes are necessary and appropriate. Since the Company has no significant influence over AMAK’s Board of Directors, the amount and timing of the dividends the Company receives from AMAK will be controlled by the other investors in AMAK.

AMAK will nonetheless not begin paying any dividends until it has commenced commercial production and achieved positive operating cash flows.  AMAK’s current development plans call for underground development to begin in early 2011 with small quantities of ore being processed in the mill and gradually increasing over time as the underground tunnels, vent shafts and turnarounds are constructed. Metal concentrates will be trucked to the Port of Jizan and stored until such time as there are quantities sufficient to fill a transport ship.  Once the mine is at 100% capacity, approximately four ships a year will be loaded with metal concentrates.  Cash flows to AMAK from the sale of its production will be delayed due to shipping times unless AMAK can successfully negotiate partial payment from customers at the time the metal concentrates are loaded.

As a result of the foregoing, the Company does not anticipate receiving any substantial cash flows from its investment in AMAK until 2013 at the earliest, and there can be no assurance as to the amount or timing of any cash flows the Company will receive from its investment in AMAK.

The Company will test its investment in AMAK to determine if it is impaired at least annually and at other times if circumstances arise that indicate that impairment may have occurred.  The AMAK investment will be considered impaired if its fair value is less than its recorded amount at the time of the impairment test. In such instances, the recorded amount of the AMAK investment will be reduced to its fair value.  The fair value of the Company’s investment in AMAK will be estimated by using updated estimates of AMAK’s recoverable ore reserves and the amount and timing of the cash flows to be generated by the production of those reserves.”

d.
Please expand your discussions in Risk Factors beginning at the bottom of page 18 to more fully discuss the risk that you might not be able to recoup your investment in AMAK.  For example, we note that you do not discuss under what circumstances you expect to receive cash dividends from AMAK and the risk that AMAK’s board may choose not to declare cash dividends even if profitable.

Response:  The following disclosure is proposed:

“Inability to recoup investment in AMAK

The Company will only recover its investment in AMAK through either the receipt of dividends from AMAK or the sale of part or all of its interest in AMAK. There is a risk that the Company will be unable to recover its investment in AMAK if AMAK is not profitable, or if AMAK’s Board of Directors chooses not to declare dividends even if AMAK is profitable. The Company anticipates that AMAK may have the ability to begin  paying dividends once it has commenced commercial operations, and its cash flows from those operations are sufficient to pay dividends after AMAK first services its $100 million credit facility and AMAK’s Board of Directors sets aside cash for required statutory reserves and any other reserves its Board of Directors believes are necessary and appropriate. However, since the Company has no significant influence over AMAK’s Board of Directors, the amount and timing of the dividends the Company receives from AMAK will be controlled by the other investors in AMAK. With respect to the sale of part or all of the Company’s interest in AMAK, under Saudi law, AMAK must sell a portion of its equity to the public once AMAK has been profitable for two years. While the proceeds of such a sale might allow the Company to recover its investment in AMAK, there is no assurance that AMAK will achieve the profitability required for such a public sale, or that the market conditions for any such public sale will be favorable enough to allow the Company to recover its investment.”

e.	Where AMAK is discussed in your management’s discussion and analysis, qualify the discussion to clarify the extent of your ownership interest and your lack of significant influence over this investee.

Response:  The following disclosure is proposed:

“The Company owns 41% of the outstanding stock in AMAK, but is unable to exert significant influence for the reasons previously discussed on page ___.”

Definitive Proxy Statement on Schedule 14A filed April 28, 2010

14.
We note your response to our prior comment two in our letter dated May 7, 2010, and reissue such comment.  Please refer to SEC Release No. 33-9089, Proxy Disclosure Enhancements (Dec. 16, 2009), and provide us with a draft of enhanced disclosure that complies with the new rules.  Specifically, provide disclosure responsive to Item 407(c)(2)(vi) and Item 407(h) of Regulation S-K.

Response:  Please see redlined additions to the Company’s Schedule 14A Proxy Statement dated April 28, 2010, beginning on page 7.

“Nominating Committee

The Nominating Committee recommends candidates to be nominated for election as directors at the Company’s annual meeting, consistent with criteria approved by the Board; develops and regularly reviews corporate governance principles and related policies for approval by the Board; oversees the organization of the Board to discharge the Board’s duties and responsibilities properly and efficiently; and sees that proper attention is given and effective responses are made to stockholder concerns regarding corporate governance.  Other specific duties and responsibilities of the Nominating Committee include: annually assessing the size and composition of the Board, including developing and reviewing director qualifications for approval by the Board; identifying and recruiting new directors and considering candidates proposed by stockholders;

recommending assignments of directors to committees to ensure that committee membership complies with applicable laws and listing standards; conducting a preliminary review of director independence and financial literacy and expertise of Audit Committee members and making recommendations to the Board relating to such matters; and overseeing director orientation and continuing education.  The Nominating Committee also reviews and approves any executive officers for purposes of Section 16 of the Exchange Act (“Section 16 Officers”) standing for election for outside for-profit boards of directors; and reviews stockholder proposals and recommends Board responses.

The individuals serving on the Nominating Committee of the Board of Directors are Ghazi Sultan (Chair), Robert E. Kennedy, Mohammed O. Al Omair, and Allen P. McKee.  The Board determined that each of the Committee members is independent pursuant to NASDAQ listing standards governing nominating committee members.

The charter of the Nominating Committee is available on the Company’s website at www.arabianamericandev.com.  A free printed copy is also available to any stockholder who requests it from the Corporate Secretary at the address on page 21.

Stockholder Recommendations

The policy of the Nominating Committee is to consider properly submitted stockholder recommendations of candidates for membership on the Board as described below under “Identifying and Evaluating Candidates for Directors.”  In evaluating such recommendations, the Nominating Committee seeks to achieve a balance of knowledge, experience and capability on the Board and to address the membership criteria set forth below under “Director Qualifications.”  Any stockholder recommendations proposed for consideration by the Nominating Committee should include the candidate’s name and qualifications for Board membership and should be addressed to the Corporate Secretary at the address on page 21.

Director Qualifications

The Company maintains certain criteria that apply to nominees recommended for a position on the Company’s Board.  Under these criteria, members of the Board should have the highest professional and personal ethics and values, consistent with longstanding Company values and standards.  They should have broad experience at the policy-making level in business, government, education, technology or public service.  They should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience.  Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties.  Each director must represent the interests of all stockholders of the Company.

Identifying and Evaluating Candidates for Directors

The Nominating Committee uses a variety of methods for identifying and evaluating nominees for director.  The Nominating Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise.  In the event that vacancies are anticipated, or otherwise arise, the Nominating Committee considers various potential candidates for director.  Candidates may come to the attention of the Nominating Committee through current Board members, professional search firms, stockholders or other persons.  Identified candidates are evaluated at regular or special meetings of the Nominating Committee and may be considered at any point during the year.  As described above, the Nominating Committee considers properly submitted stockholder recommendations for candidates for the Board to be included in the Company’s proxy statement in the same manner as candidates from other sources.  Following verification of the stockholder status of people proposing candidates, recommendations are considered together by the Nominating Committee at a regularly scheduled meeting, which is generally the first or second meeting prior to the issuance of the proxy statement for the Company’s annual meeting.  If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials are forwarded to the Nominating Committee.  In evaluating such nominations, the Nominating Committee seeks to achieve a balance of knowledge, experience and capability on the Board in order to ensure diversity.

Leadership Structure

Mr. Nicholas Carter currently serves as both Principal Executive Officer and Chairman of the Board.  Mr. Robert Kennedy serves as the lead independent director.  The position of Chairman of the Board does not possess any powers or responsibilities, other than the formal conduct of the board meetings.  In addition, any director, including the lead independent director, may place an item on a Board meeting agenda for discussion and possible action at his or her sole discretion, and, as noted previously, the lead independent director holds at least three meetings with the other independent directors annually to discuss the Company’s performance and direction. The Board takes an active role in risk oversight of the Company.  At least on annual basis, the Board reviews the Company’s insurance coverages and in 2009 adopted a written policy and procedure addressing hedging activities.  Under this new procedure, Board members receive current information on at least a quarterly basis as to what hedging activity is taking place and the results.  At least one consequence of the Board’s increased risk management oversight function is that the individual directors are better equipped to make more informed business decisions which affect the Company. As a result,  the Company believes this leadership structure is appropriate, especially in light of the relatively small size of the Company.”

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

/s/ Connie Cook

Connie Cook
Chief Accounting Officer